Morgan, Lewis & Bockius LLP	Morgan Lewis
1701 Market Street	COUNSELORS AT LAW
Philadelphia, PA 19103
Tel: 215.963.5000
Fax: 215.963.5001

Sean Graber

Associate

215.963.5598

January 19, 2011

FILED AS EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson, Esq.

Staff Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          Response letter to comments on Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A of Adviser Managed Trust (File Nos. 333-169727 and 811-22480)

Dear Ms. O’Neal-Johnson:

Set forth below are your additional comments, and our responses to those comments, on Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A of Adviser Managed Trust (the “Trust”) filed under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended, with the Securities and Exchange Commission (“SEC”) on December 6, 2010 regarding the registration of shares of the Tactical Offensive Equity Fund, Tactical Offensive Fixed Income Fund and Tactical Defensive Fund, each a series of the Trust (together, the “Funds”).  Unless otherwise noted, capitalized terms have the same meaning as contained in the Prospectus and/or Statement of Additional Information included in the Registration Statement.

Comments

1.                                      Comment:  Please add disclosure to the effect that the Financial Adviser, although not currently contemplated, may provide the nominal assets for a Fund when it is not an active component in the Adviser Managed Strategy.

Response:  With respect to each Fund, the following sentence will be added as the new last sentence to the last paragraph in the “Adviser Managed Strategy Component” sub-section of the Fund’s “Principal Investment Strategies” section of the Prospectus:

Although not currently contemplated, the Financial Adviser may provide the operating capital for the Fund when the Fund is not an active component of the Adviser Managed Strategy.

This sentence will be added to the Prospectus in the next Pre-Effective Amendment to the Trust’s Registration Statement on Form N-1A filed with the SEC.

2.                                      Comment:  From the Financial Adviser’s perspective, does the Adviser Managed Strategy create an investment company?

Response:  A response to your comment requires an in-depth, fact-sensitive legal analysis of the characteristics of the discretionary investment advisory services the Financial Adviser provides to its clients.  The Financial Adviser, and not the Trust, is in the best position to undertake this analysis and, therefore, the Trust has requested the Financial Adviser respond to your comment.  The response below has been provided by the Financial Adviser to the Trust for purposes of responding to your comment.  The Trust has not independently verified the facts or analyzed the legal conclusion provided by the Financial Adviser, although the Trust has no reason to believe that such facts are incorrect or the legal conclusion is unreasonable.

Financial Adviser’s Response

The Financial Adviser does not believe that the Adviser Managed Strategy creates an investment company, because the Financial Adviser intends to operate the Strategy in accordance with the conditions of Rule 3a-4 under the 1940 Act.  In particular, the Financial Adviser intends to manage each client’s account in the Strategy on the basis of the client’s financial situation and investment objectives and in accordance with any reasonable restrictions imposed by the client on the management of the account.  Financial Adviser personnel currently conduct and expect to continue to conduct at least two interviews with the client to obtain information about the client’s financial situation and investment objectives before opening an account.  In addition, Financial Adviser personnel intend to contact the client annually to determine whether there have been any changes in the client’s financial situation or investment objectives, and whether the client wishes to impose or modify any reasonable restrictions on the management of the client’s account.  The account opening documents will be designed to provide clients an opportunity to select from among several recommended allocations between the Tactical Offensive Equity Fund and the Tactical Offensive Fixed Income Fund, and between the Tactical Defensive Fund and a money market fund, or to select a custom allocation for one or both pairs of Funds.

Client account statements will contain a notice that the client should contact the Financial Adviser if there have been any changes in the client’s financial situation or investment objectives, or if the client wishes to impose or modify any reasonable restrictions on the management of the client’s account.  Financial Adviser personnel will be reasonably available to the clients for consultation.  Finally, it is expected that each client will retain, to the same extent as if the client held Fund shares outside the Adviser Managed Strategy, the right to: (i) withdraw securities or cash; (ii) vote securities, or delegate the voting authority to another person; (iii) be provided with a timely written confirmation of each securities transaction, and all other documents required by law to be provided to security holders; and (iv) proceed directly as a security holder against the Funds without being required to join any person involved in the operation of the Adviser Managed Strategy or any other Strategy client, as a condition precedent to initiating a proceeding.  Accordingly, the Financial Adviser does not believe that the operation of the Adviser Managed Strategy will result in the creation of an investment company.

3.                                      Comment: Please provide further analysis as to why the fee charged by the Financial Adviser to its clients should not be disclosed as a Maximum Account Fee in the Funds’ fee tables.

Response:  Instruction 1(c) to Item 2 states that a fund should include the caption “Maximum Account Fees” in its fee table only if the fund charges these fees.  Any fee charged by the Financial Adviser to its clients would not be charged by the Funds, and thus should not be considered a “Maximum Account Fee” for purposes of Form N-1A and should not be included in the fee tables.

In response to your comment, however, the following sentence will be added as the new last sentence to the first paragraph in the “Purchasing, Exchanging and Selling Fund Shares” section of the Prospectus:

Eligible Investors should consult with the Financial Adviser regarding any fees that it may charge with respect to participation in the Adviser Managed Strategy.

This sentence will be added to the Prospectus in the next Pre-Effective Amendment to the Trust’s Registration Statement on Form N-1A filed with the SEC.

4.                                      Comment:  Will the Funds calculate and provide cost basis for the shareholders or will the Financial Adviser calculate and provide costs basis for its clients?

Response:  On October 12, 2010, the IRS issued final regulations (75 Fed. Reg. 64072) that provide rules under the Internal Revenue Code for reporting of cost basis and other information by mutual fund companies to the IRS and fund investors on Form 1099-B beginning in 2012 (the “Cost-Basis Regulations”).  It is our understanding that the Cost-Basis Regulations require mutual funds to provide the necessary information to all record shareholders of the funds, except for certain exempt accounts.  It is currently contemplated that the clients of the Financial Adviser will invest in the Funds through SEI Private Trust Company, a financial intermediary, and, therefore, SEI Private Trust Company (and not the clients of the Financial Adviser) will be the record shareholder on the books of the Fund.  Accordingly, the Funds will provide the financial intermediary with the information required by the Cost-Basis Regulations and the financial intermediary will provide the information required by the Cost-Basis Regulations to the clients of the Financial Adviser.  Please note that many of the shareholders that invest in the SEI-sponsored mutual funds invest in such funds through SEI Private Trust Company.

5.                                      Comment:  What has been the historical frequency of client asset shifts resulting from the Financial Adviser’s strategy?  What is the anticipated frequency with which allocations of assets will shift between the Funds as a result of the Adviser Managed Strategy?

Response:  Our response below regarding the historical frequency of client asset shifts resulting from the Financial Adviser’s strategy has been developed based on the discussions between the Financial Adviser and the Trust’s investment adviser and its affiliates.  The Trust has not independently verified the accuracy of the historical frequency of client asset shifts provided by the Financial Adviser, although the Trust has no reason to believe that the historical frequency discussed below is incorrect.

It is our understanding that the Financial Adviser has invested his clients in SEI sponsored mutual funds pursuant to this Adviser Managed Strategy since 2004.  The Financial Adviser has informed us that the Adviser Managed Strategy is a technical trading strategy whereby he tactically shifts clients’ assets between an “in the market” investment strategy and an “out of the market” investment strategy according to certain triggers related to the moving day average of a broad based index.(1)  In 2004, the Adviser Managed Strategy was invested pursuant to an “in the market” investment strategy.  The Adviser Managed Strategy shifted to an “out of the market” investment strategy in 2007, shifted to an “in the market” investment strategy in 2009, shifted to an “out of the market” investment strategy in mid-2010 and shifted to an “in the market” investment strategy in late 2010.

Because it is not possible to predict the future movement of the market with any certainty, there is no way to reasonably estimate or predict the frequency with which client assets may shift among the Funds in the future as a result of the Adviser Managed Strategy.

6.                                      Comment:  Because performance is calculated after expenses, performance for Funds that are not active components of the Adviser Managed Strategy could be quite poor during such inactive periods.  If you do not believe the performance would be poor, please explain why not?

Response:  As discussed in the “Information About Voluntary Fee Waivers” sub-section of the Prospectus, the Funds’ adviser, the Funds’ administrator and/or the Funds’ distributor have voluntarily agreed to waive a portion of their fees in order to keep the Funds’ total direct operating expenses (exclusive of interest from borrowings, brokerage commissions, trustee fees, taxes and extraordinary expenses not incurred in the ordinary course of the Funds’ business) at the following levels:  Tactical Offensive Equity Fund: 1.10%, Tactical Offensive Fixed Income Fund: 0.80%, and Tactical Defensive Fund: 0.60%.  This voluntary fee waiver will remain in place when the Fund is not an active component of the Adviser Managed Strategy, and, therefore, the Fund’s performance during such time will reflect the voluntary fee waiver arrangements of the Fund’s investment adviser and its affiliates.  Accordingly, we do not believe that a Fund’s expenses will cause the Fund to perform poorly when the Fund is not an active component of the Adviser Managed Strategy.

7.                                      Comment:  Could performance disclosure for inactive Funds be misleading?  For example, if the Tactical Offensive Fixed Income Fund goes to a predominantly cash position, would the performance be misleading?

Response:  In light of the Funds’ unique manner of operations, the Trust is aware that there may be instances where the Trust must explain a Fund’s performance to investors to avoid investor confusion.  We agree that the scenario presented above has the potential to be one of those instances.  When the Trust believes there is a reasonable risk that a Fund’s performance information may lead to investor confusion, the Trust will explain such performance in the Fund’s prospectus in order to (a) provide investors with a full understanding of the factors that

(1)               As applied to the Trust, the Tactical Offensive Equity Fund and Tactical Offensive Fixed Income Fund will be used when the Adviser Managed Strategy is “in the market”, and the Tactical Defensive Fund and an affiliated money market fund will be used when the Adviser Managed Strategy is “out of the market.”

contributed to the performance of the Fund; and (b) make clear to investors that, given the Fund’s unique manner of operation, the Fund’s performance may not be comparable to the performance of other mutual funds.  In addition, the performance section of the Trust’s prospectus will clearly indicate the time periods when the Trust was not an active component of the Adviser Managed Strategy.

I hereby acknowledge on behalf of the Trust that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,

/s/ Sean Graber
Sean Graber